EXHIBIT 18




Mr. Stephen F. Reeves
Vice President and Controller
The Black & Decker Corporation
701 East Joppa Road
Towson, Maryland  21286

Dear Sir:

Note 2 of Notes to the consolidated financial statements of The Black & Decker Corporation included in its Form 10-Q for the three months ended March 29, 1998 describes a change in the method of accounting for determining goodwill impairment from the undiscounted cash flow method to the discounted cash flow method. You have advised us that you believe that the change is to a preferable method in your circumstance because the measurement of the value of goodwill through a discounted cash flow approach facilitates the timely identification of impairment of the carrying value of investments in businesses and provides a more current and, with respect to the Corporation's non-strategic businesses to be sold, realistic valuation than the undiscounted cash flow approach.

There are no authoritative criteria for determining a preferable method for determining goodwill impairment based on the particular facts and circumstances; however, we conclude that the change in the method of accounting for determining goodwill impairment is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Corporation as of any date or for any period subsequent to December 31, 1997, and therefore we do not express any opinion on any financial statements of The Black & Decker Corporation subsequent to that date.


                                                     Very truly yours,


                                                     /s/ Ernst & Young LLP


Baltimore, Maryland
May 11, 1998